Schedule 13D
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Promotora de Informaciones, S.A.

(Name of Issuer)
Class A ordinary shares, par value €0.10 per share
American Depositary Shares, each representing four (4) Class A ordinary shares, par value €0.10 per share evidenced by American Depositary Receipts

(Title of Class of Securities)
E82880126 (Ordinary Shares)
74343G204 (American Depositary Shares)

(CUSIP Number)
Martin E. Franklin
555 Theodore Fremd Avenue, Suite B-302
Rye, New York 10580
(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 28, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	E82880126 74343G204	Page	2	of	6

1	NAMES OF REPORTING PERSONS Martin E. Franklin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		30,471,136*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,471,136*

WITH	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,471,136*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* See Item 5.

CUSIP No.	E82880126 74343G204	Page	3	of	6

1	NAMES OF REPORTING PERSONS Marlin Equities II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* See Item 5.

     This Amendment No. 1 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 9, 2010 (the “Schedule 13D”) by Marlin Equities II, LLC, a Delaware limited liability company (“Marlin”), and Martin E. Franklin (“Franklin”) with respect to the Class A Ordinary Shares (the “Class A Shares”) of Promotora de Informaciones, S.A., a Spanish sociedad anónima (the “Issuer”), including shares represented by the Issuer’s American Depositary Shares (the “ADSs”). The principal executive offices of the Issuer are located at Gran Vía, 32, 28013 Madrid, Spain. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. This Amendment also constitutes an “exit filing” for Marlin.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by the addition of the following:
     On February 28, 2011, Marlin made a distribution (the “Distribution”) of all of its 50,158,256 shares (consisting of 16,719,416 Class A Shares and 33,438,840 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares) to its members, which Distribution was made on a pro rata basis in accordance with the members’ respective membership interests in Marlin. In connection with the Distribution, Mr. Franklin received 30,471,136 shares (consisting of 10,157,044 Class A Shares and 20,314,092 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares).

Item 5.	Interest in Securities of the Issuer.
Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) — (b) As of the date hereof, Mr. Franklin beneficially owns and has power to vote or to direct the vote and power to dispose or to direct the disposition of an aggregate of 30,471,136 shares (consisting of 10,157,044 Class A Shares and 20,314,092 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares), representing 6.6% of all outstanding Class A Shares (based on a total of 444,244,746 Class A Shares outstanding, as reported by the Issuer on its Form 6-K filed on February 17, 2011, and assuming the conversion of the 20,314,092 Class B Shares beneficially owned by Mr. Franklin, but without including any Class B Shares held by any other persons). As of the date hereof, Marlin has ceased to be the beneficial owner of any Class A Shares.
Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(c) On February 28, 2011, Marlin distributed, for no consideration, 50,158,256 shares (consisting of 16,719,416 Class A Shares and 33,438,840 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares) to its members on a pro rata basis in accordance with the members’ respective membership interests in Marlin. In connection with the Distribution, Mr. Franklin received 30,471,136 shares (consisting of 10,157,044 Class A Shares and 20,314,092 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares).

4

Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(e) On February 28, 2011, Marlin ceased to be the beneficial owner of any Class A Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended by the addition of the following:
All of the Issuer securities received by Marlin in the business combination in exchange for its Liberty common stock owned prior to Liberty’s initial public offering and distributed to Mr. Franklin pursuant to the Distribution remain subject to the terms of this lock-up arrangement pursuant to a letter agreement signed by Mr. Franklin in connection with the Distribution.

Item 7.	Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit E -	Letter signed by Mr. Franklin re: Founder Post-Closing Lock-Up Letter Agreement.

5

SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2011	Marlin Equities II, LLC
	By:	/s/ MARTIN E. FRANKLIN
		Name:	Martin E. Franklin
		Title:	Managing Member

/s/ MARTIN E. FRANKLIN
Martin E. Franklin

6